October 31, 2024

VIA EDGAR AND E-MAIL

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	The Bank of Nova Scotia

Registration Statement on Form F-3

File No. 333-282565

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 31, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, October 31, 2024 at 11:00 a.m. Eastern Time, or as soon as reasonably practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw such request for acceleration of the effective date.

Very truly yours,

THE BANK OF NOVA SCOTIA

By:	/s/ Darren Potter
Name:	Darren Potter
Title:	Managing Director, Term Funding & Capital Management

cc:	Jason R. Lehner, Esq.

Allen Overy Shearman Sterling US LLP